Room 4651

								June 24, 2005


Laurence Stephenson
Principal Financial Officer, President and Director
Tylerstone Ventures Corporation
1136 Martin Street
White Rock, British Columbia
Canada, V4B 3V9

RE:	Tylerstone Ventures Corporation
      Amendment No. 3 to Form SB-2
      File No. 333-121660
      Filed on May 31, 2005

Dear Mr. Stephenson:

      We have reviewed the filing referenced above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form SB-2 filed on May
31, 2005.





Registration Statement on Form SB-2

Risk Factors, page 3
General

1.	In connection with prior comment two from our last letter
dated
May 13, 2005, we note you deleted your risk factor conveying you could only operate for six more months absent the additional funding from these offering proceeds. Please revise your disclosure to prominently highlight this separate risk factor in the forepart of this section quantifying the number of months you will be able to operate absent proceeds from this offering.

Loss Of Total Investment By New Investors If The Company Is Unable
To
Raise Sufficient Funds To Carry On Operations, page 3

2. Please revise this risk factor to simplify the presentation and only provide the minimum amount of funds required to operate for the next twelve months. Pursuant to Rule 421(d), express your needs in the aggregate than providing details of your accounts payable on an account-by-account basis.

3. Similarly, the aggregate amount of funds necessary to operate should be consistent with your more detailed description of those needs in the Use of Proceeds and MD&A sections of this prospectus. It appears that, assuming you do not complete your exploration program, you will need a minimum of approximately $95,000 to operate for that period. To the contrary on pages 2 and 41 you state that you will need a minimum of only $65,278 in total required funds. Please revise accordingly.

4.	We also note your disclosure in the text of this risk factor regarding the potential need for additional advances from management and the risk that management may no longer provide such advances. Revise to provide a separate risk factor caption highlighting the potential lack of future advances and lack of personal guarantees from management to order to secure funding from financial institutions.

Auditors Are Concerned As To Whether Or Not The Company Will
Continue
As A Going Concern, page 3

5. Referring to last paragraph of the Madsen and Associates audit opinion on page 48, please revise the caption of this risk factor to more accurately reflect the auditor`s "substantial doubt" rather than only "concern" as to whether you will continue as a going concern. In this risk factor, you should clearly outline to investors the underlying assumptions with respect to the preparation of the financial statements (the existence of a viable business) that based on the auditor`s report may not be present or achievable.

*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brad Skinner, Branch Chief Accountant, at
(202)
551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at
(202)
551-3442 for all other questions. If you thereafter require additional assistance, you may call me at (202) 551-3462 or Barbara
C. Jacobs, Assistant Director, at (202) 551-3730.


      Sincerely,



      Mark P. Shuman
      Branch Chief-Legal



cc: 	Daniel B. Eng, Esq.
      Bartel Eng & Schroder
      (via facsimile (916) 442-0400)

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Mr. Laurence Stephenson
Tylerstone Ventures Corporation
June 24, 2005
Page 1